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                           August 12, 2020

       Thomas McHugh
       Senior Vice President and Chief Financial Officer
       AVADEL PHARMACEUTICALS PLC
       10 Earlsfort Terrace
       Dublin 2, Ireland
       D02 T380

                                                        Re: AVADEL
PHARMACEUTICALS PLC
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            Form 8-K
                                                            Filed July 2, 2020
                                                            File No. 001-37977

       Dear Mr. McHugh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed July 2, 2020

       Exhibit 99.2, page 1

   1. We note you sold your portfolio of sterile injectable drugs on June 30, 2020. Your pro forma financial
information indicates that this business represents all of your revenues recorded during the
year ended December 31, 2019 and the three months ended March 31,
                                                        2020. We also note on
page 14 of your Form 10-Q for the period ended June 30, 2020 that you determined
that this business did not meet the criteria for presentation as discontinued
operations. Please help us understand how you made this determination pursuant to ASC 205-20.
 Thomas McHugh
AVADEL PHARMACEUTICALS PLC
August 12, 2020
Page 2


2. In regards to adjustment (d), please help us better understand how you determined the amount of goodwill to eliminate pursuant to ASC 350-20-40-1 through 40-7. In this regard, we note that the goodwill recorded appears to be related to your acquisition of
         Eclat Pharmaceuticals LC in 2012. It also appears that the earn-out payments addressed in adjustment (g) which the buyer will be assuming after the close of the acquisition are associated with your acquisition of Eclat Pharmaceuticals based on page 77 of your Form
         10-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at (202) 551-3692 or Ameen Hamady at (202) 551-3891
with any questions.



FirstName LastNameThomas McHugh         Sincerely,
Comapany NameAVADEL PHARMACEUTICALS PLC
                                        Division of Corporation Finance
August 12, 2020 Page 2                  Office of Life Sciences
FirstName LastName